UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

VASTA PLATFORM LIMITED

(Name of the Issuer)

COGNA EDUCAÇÃO S.A.

(Names of Person(s) Filing Statement)

Class A Common Shares, par value U.S.$0.00005 per share
(Title of Class of Securities)

KYG9440A1094
(ISIN of Class of Securities)

G9440A109
(CUSIP Number of Class of Securities)

Cogna Educação S.A.
Rua dos Guajajaras, No. 591, 4th Floor, Room 1,
Bairro de Lourdes,
Belo Horizonte, Minas Gerais, 30.180-101
Brazil
Attention: Frederico da Cunha Villa,
Chief Financial Officer

Telephone: +55 (11) 3133-7309

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☒	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Filing Fee Exhibit filed herewith.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Cogna Educação S.A., a company organized under the laws of the Brazil (the “Purchaser”) with respect to any and all of the outstanding  Class A Common Shares, par value U.S.$0.00005 per share (the “Class A Common Shares” or the “Securities”) of Vasta Platform Limited, a Cayman Islands exempted company with limited liability (the “Company”), traded on the Nasdaq Global Select Market.

This Statement relates to an all cash tender offer pursuant to the terms and subject to the conditions set forth in the offer to purchase, dated September 17, 2025 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (the “Letters of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(ii) (the “Offer”), for any and all of the outstanding Securities, other than any Securities held, directly or indirectly, by the Purchaser, at a price per Security equal to U.S.$5.00 per Class A Common Share, to be adjusted for any potential dividends or distributions which may be paid, and/or splits, reverse splits and conversions which may take place, between the date on which the Offer were announced and the dates of expiration of the Offer.

The information contained in the Offer to Purchase, as well as the tender offer statement on Schedule TO filed by Purchaser with the SEC on September 17, 2025 (as amended or supplemented from time to time, the “Schedule TO”) is incorporated by reference herein and, except as described below, the responses to each item in this Statement are qualified in their entirety by the information contained in the Offer to Purchase and the Schedule TO. The cross-references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Offer to Purchase and the Schedule TO of the information required to be included in response to the respective items of this Statement.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information. All information contained in, or incorporated by reference into, this Statement concerning each Filing Person has been supplied by such Filing Person. The information concerning the Company contained in, or incorporated by reference into, this Statement has been taken from, or based upon, publicly available documents and records on file with the SEC and other public sources.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)       Name and Address

The name of the subject company to which this Statement relates is Vasta Platform Limited, a Cayman Islands exempted company with limited liability. The principal executive offices of the Company are located at Av. Paulista, 901, 1st Floor, Bela Vista, São Paulo – SP, 01310-100, Federative Republic of Brazil.

(b)       Securities

The class of equity securities to which this Statement relates is the Class A Common Shares, par value U.S.$0.00005 per share, which are traded on the Nasdaq Global Select Market under the ticker symbol “VSTA.”

According to the Company, as of September 17, 2025, Vasta’s share capital consists of 80,310,769 shares issued and outstanding, including 15,874,676 Class A Common Shares, par value U.S.$0.00005 per share, and 64,436,093 Class B Common Shares, no par value, all of which are book-entry shares and are fully paid.

(c)       Trading Market and Price

The information set forth in the Offer to Purchase under the heading “The Offer—Section 6. Price Range of Class A Common Shares; Dividends” is incorporated herein by reference.

(d)       Dividends

The information set forth in the Offer to Purchase under the heading “The Offer—Section 6. Price Range of Class A Common Shares; Dividends” is incorporated herein by reference.

(e)       Prior Public Offerings

None.

(f)       Prior Share Purchases

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 1. Background” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)       Name and Address

The name of the filing person to which this Statement relates is Cogna Educação S.A., a company organized under the laws of the Federative Republic of Brazil. The principal executive offices of Purchaser are located at Rua dos Guajajaras, No. 591, 4th Floor, Room 1, Bairro de Lourdes, Belo Horizonte, Minas Gerais, 30.180-101, Federative Republic of Brazil.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background,” “The Offer—Section 8. Certain Information Concerning Purchaser” and in “Schedule A—Information Concerning Directors and Executive Officers of Cogna Educação S.A.” is incorporated herein by reference.

(b)-(c) Business and Background of Entities; Business and Background of Natural Persons

The information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Certain Information Concerning Purchaser” and in “Schedule A—Information Concerning Directors and Executive Officers of Cogna Educação S.A.” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)       Material Terms

(1)       Tender Offer.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Offer,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 6. Conduct of the Company’s Business If the Offer Is Not Completed,” “Special Factors—Section 9. Interests of Certain Persons in the Offer,” “The Offer—Section 1. Terms of the Offer,” “The Offer—Section 2. Acceptance for Payment and Payment for Securities,” “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Securities,” “The Offer—Section 4. Withdrawal Rights,” “The Offer—Section 5. Material U.S. Federal Income Tax Consequences,” “The Offer—Section 10. Dividends and Distributions,” “The Offer—Section 12. Possible Effects of the Offer on the Market for Class A Common Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” and “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(2)       Mergers or similar transactions.

Not applicable.

(c)       Different Terms

Not applicable.

(d)       Appraisal Rights

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 7. Appraisal Rights; Rule 13e-3” is incorporated herein by reference.

(e)       Provisions for Unaffiliated Security Holders

The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to its corporate files or to obtain counsel or appraisal services at its expense.

(f)       Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)       Transactions

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 8. Related Party Transactions,” “Special Factors—Section 9. Interests of Certain Persons in the Offer” and in “Schedule A—Information Concerning Directors and Executive Officers of Cogna Educação S.A.” is incorporated herein by reference.

(b)-(c) Significant Corporate Events; Negotiations or Contacts

The information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors—Section 1. Background” and in “Schedule A—Information Concerning Directors and Executive Officers of Cogna Educação S.A.” is incorporated herein by reference.

(e)       Agreements Involving the Subject Company’s Securities

The information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors—Section 1. Background” and “Special Factors—Section 9. Interests of Certain Persons in the Offer” is incorporated herein by reference.

ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)       Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Offer,” “Special Factors—Section 5. Effects of the Offer” and “Special Factors—Section 6. Conduct of the Company’s Business If the Offer Is Not Completed” is incorporated herein by reference.

(c)(1)-(8) Plans

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Offer,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 6. Conduct of the Company’s Business If the Offer Is Not Completed” and “The Offer—Section 12. Possible Effects of the Offer on the Market for Class A Common Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)       Purposes

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Offer” is incorporated herein by reference.

(b)       Alternatives

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Offer” is incorporated herein by reference.

(c)       Reasons

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Offer” is incorporated herein by reference.

(d)       Effects

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Offer,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 6. Conduct of the Company’s Business If the Offer Is Not Completed,” “Special Factors—Section 7. Appraisal Rights; Rule 13e-3,” “Special Factors—Section 9. Interests of Certain Persons in the Offer,” “The Offer—Section 5. Material U.S. Federal Income Tax Consequences” and “The Offer—Section 12. Possible Effects of the Offer on the Market for Class A Common Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)       Fairness

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 3. The Current Status of the Position of the Company’s Board of Directors” and “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the Offer” is incorporated herein by reference.

(b)       Factors Considered in Determining Fairness

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 3. The Current Status of the Position of the Company’s Board of Directors” and “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the Offer” is incorporated herein by reference.

(c)       Approval of Security Holders

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet—What are the most significant conditions to the Offer?” and “The Offer—Section 11. Conditions to the Offer” is incorporated herein by reference.

(d)       Unaffiliated Representative

A majority of directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e)       Approval of Directors

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background” and “Special Factors—Section 3. The Current Status of the Position of the Company’s Board of Directors” is incorporated herein by reference.

(f)       Other Offer

Not applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the Offer” and “The Offer—Section 14. Fees and Expenses” is incorporated herein by reference.

(c)       Availability of Documents

Not applicable.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Source of Funds; Conditions

The information set forth in the Offer to Purchase under the headings “The Offer—Section 9. Source and Amount of Funds” and “The Offer—Section 11. Conditions to the Offer” are incorporated herein by reference.

(c)       Expenses

The information set forth in the Offer to Purchase under the heading “The Offer—Section 14. Fees and Expenses” is incorporated herein by reference.

(d)       Borrowed Funds

Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)       Securities Ownership

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 9. Interests of Certain Persons in the Offer” and in “Schedule A—Information Concerning Directors and Executive Officers of Cogna Educação S.A.” is incorporated herein by reference.

(b)       Securities Transactions

To the knowledge of Purchaser, no other transactions in the Company’s Securities have been effected by the Purchaser or any of its affiliates, directors or executive officers during the past 60 days prior to the date of this Statement.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)       Intent to Tender or Vote in a Going Private Transaction

To the extent known to Purchaser after making reasonable inquiry, the Company’s directors who are representatives of the Purchaser currently intend to tender, pursuant to the Offer, 130,435, or 100.0% of the 130,435 Class A Common Shares held of record or beneficially owned by them in aggregate.

Moreover, the information set forth in “Special Factors—Section 5. Effects of the Offer—Compulsory Acquisition” is incorporated herein by reference.

(e)       Recommendations of Others

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 3. The Current Status of the Position of the Company’s Board of Directors” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)       Financial Information

The audited consolidated financial statements of the Company as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 are incorporated herein by reference to “Item 18. Financial Statements” of the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed by the Company with the SEC on April 17, 2025. The unaudited interim consolidated financial statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024 contained in pages 3 to 7 of Exhibit 99.2 to the current report on Form 6-K furnished by the Company to the SEC on August 6, 2025 are incorporated by reference herein.

The information set forth in the Offer to Purchase under the heading “The Offer—Section 7. Certain Information Concerning the Company” is incorporated herein by reference.

(b)       Pro Forma Information

Not applicable.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets

The information set forth in the Offer to Purchase under the heading “The Offer—Section 14. Fees and Expenses” with respect to the persons employed or retained by Purchaser is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(c)       Other Material Information

Not applicable.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated September 17, 2025 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(vi)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(viii)	Summary Advertisement (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on September 17, 2025).

Exhibit No.	Description
(a)(5)(i)	Press Release issued by the Purchaser with respect to the announcement of the Offer.
(b)	Not applicable.
(c)	Not applicable.
(d)	Dealer Manager Agreement, dated as of September 17, 2025, by and between the Purchaser and Itau BBA USA Securities, Inc., as the Dealer Manager (incorporated by reference to Exhibit (d) to the Schedule TO filed by Purchaser on September 17, 2025).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Exhibit.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 17, 2025	COGNA EDUCAÇÃO S.A.

	By:	/s/ Roberto Valério Neto
		Name:	Roberto Valério Neto
		Title:	Chief Executive Officer

By:	/s/ Frederico da Cunha Villa
	Name:	Frederico da Cunha Villa
	Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated September 17, 2025 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(vi)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(viii)	Summary Advertisement (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(5)(i)	Press Release issued by the Purchaser with respect to the announcement of the Offer.
(b)	Not applicable.
(c)	Not applicable.
(d)	Dealer Manager Agreement, dated as of September 17, 2025, by and between the Purchaser and Itau BBA USA Securities, Inc., as the Dealer Manager (incorporated by reference to Exhibit (d) to the Schedule TO filed by Purchaser on September 17, 2025).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Exhibit.